UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: August 7, 2014

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Corporation dated August 7, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 7, 2014	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY CORPORATION

REPORTS SECOND QUARTER 2014 RESULTS

Highlights

•	Second quarter 2014 total cash flow from vessel operations of $224.4 million, an increase of 22 percent from the same period of the prior year.

•	Second quarter 2014 adjusted net loss attributable to stockholders of Teekay of $21.5 million, or $0.30 per share (excluding specific items which increased GAAP net loss by $21.4 million, or $0.30 per share).

•	In July 2014, the Petrojarl Knarr FPSO sailed away from the shipyard and is on track to commence its charter contract in the fourth quarter of 2014.

•	In July 2014, the Banff FPSO achieved first oil and recommenced operations under its charter contract; repairs to the Foinaven FPSO were completed and is gradually increasing its production throughput.

•	Total consolidated liquidity of approximately $1.8 billion as at June 30, 2014, giving pro forma effect to Teekay LNG’s $141 million equity issuance completed in mid-July 2014.

Hamilton, Bermuda, August 7, 2014—Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported adjusted net loss attributable to stockholders of Teekay(1) of $21.5 million, or $0.30 per share, for the quarter ended June 30, 2014, compared to adjusted net loss attributable to stockholders of Teekay of $33.3 million, or $0.47 per share, for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $21.4 million, or $0.30 per share, for the three months ended June 30, 2014 and increasing GAAP net income by $44.7 million, or $0.63 per share, for the same period of the prior year, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net loss attributable to stockholders of Teekay of $43.0 million, or $0.60 per share, for the quarter ended June 30, 2014, compared to net income attributable to stockholders of Teekay of $11.4 million, or $0.16 per share, for the same period of the prior year. Net revenues(2) for the second quarter of 2014 increased to $418.8 million, compared to $404.6 million for the same period of the prior year.

For the six months ended June 30, 2014, the Company reported adjusted net loss attributable to stockholders of Teekay(1) of $18.1 million, or $0.25 per share, compared to adjusted net loss attributable to stockholders of Teekay of $45.0 million, or $0.63 per share, for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $25.4 million, or $0.36 per share, for the six months ended June 30, 2014 and increasing GAAP net income by $50.2 million, or $0.71 per share, for the same period of the prior year, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net loss attributable to stockholders of Teekay of $43.5 million, or $0.61 per share, for the six months ended June 30, 2014, compared to net income attributable to stockholders of Teekay of $5.2 million, or $0.07 per share, for the same period of the prior year. Net revenues(2) for the six months ended June 30, 2014 increased to $890.3 million, compared to $829.3 million for the same period of the prior year.

On July 3, 2014, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended June 30, 2014. The cash dividend was paid on July 31, 2014 to all shareholders of record on July 18, 2014.

(1)	Adjusted net loss attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

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“We have continued to make steady progress on the execution of our existing business development projects and added new important projects which, when completed, we expect will create future value for Teekay Parent and its daughter companies,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “In late-June, we took delivery of the Petrojarl Knarr FPSO from the shipyard in South Korea and the unit is currently in transit to the North Sea for field installation and offshore testing. Following the expected commencement of its charter contract in the fourth quarter of 2014, the Petrojarl Knarr FPSO, our largest FPSO project to-date, will be eligible for dropdown to Teekay Offshore. We are also pleased to report that in July, the Petrojarl Banff FPSO recommenced operations under its charter contract and the unit is generating cash flow after approximately 30 months of off-hire for storm-related repairs and upgrades. Finally, repairs to the gas compressors onboard the Petrojarl Foinaven FPSO were completed in July and the unit is now gradually increasing its oil production throughput.”

Mr. Evensen continued, “Teekay LNG was active during the second quarter of 2014 securing new, long-term accretive contracts to construct and operate ten new LNG carriers of which Teekay LNG’s share of the capital investment will be approximately $1.3 billion, bringing Teekay LNG’s committed growth pipeline to over $2.5 billion over the next several years,” continued Mr. Evensen. “Teekay Offshore was also active, finalizing contracts to enter into new adjacencies in the long-haul towage and floating accommodation businesses, which will provide Teekay Offshore with additional growth channels to complement its existing offshore segments. We anticipate that expected continued growth of our two MLP daughter entities will benefit Teekay Parent in the form of increased general and limited partner cash flows in the coming years and, in addition, the dropdown sale of the remaining FPSOs owned by Teekay Parent will significantly delever Teekay Parent’s balance sheet.”

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Operating Results

The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay Parent (which excludes the results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers). A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended June 30, 2014
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues(1)	215,146	100,156	40,821	90,797	(28,105)	418,815
Vessel operating expense	88,184	24,320	23,585	65,625	—	201,714
Time-charter hire expense	4,975	—	1,112	32,654	(29,027)	9,714
Depreciation and amortization	48,474	23,530	12,425	18,944	—	103,373
CFVO—Consolidated(2)(3)(4)	102,774	71,650	12,961	(23,277)	—	164,108
CFVO—Equity Investments(5)	7,135	50,894	1,278	1,011	—	60,318
CFVO—Total	109,909	122,544	14,239	(22,266)	—	224,426

	Three Months Ended June 30, 2013
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues(1)	206,629	95,395	41,043	97,094	(35,608)	404,553
Vessel operating expense	87,825	24,814	24,832	58,507	—	195,978
Time-charter hire expense	14,093	—	1,951	46,447	(35,947)	26,544
Depreciation and amortization	50,662	25,156	11,921	22,030	—	109,769
CFVO—Consolidated(2)(3)(4)	90,215	65,473	10,658	(35,560)	—	130,786
CFVO—Equity Investments(5)	1,311	47,162	23	4,347	—	52,843
CFVO—Total	91,526	112,635	10,681	(31,213)	—	183,629

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(2)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C and Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(3)	Excludes CFVO relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.
(4)	In addition to CFVO from directly owned vessels, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended June 30, 2014 and 2013, Teekay Parent received dividends and distributions from Teekay LNG, Teekay Offshore and Teekay Tankers totaling $43.7 million and $39.8 million, respectively. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(5)	CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. Please refer to Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Teekay Offshore Partners L.P.

Teekay Offshore is an international provider of marine transportation, oil production and storage services to the offshore oil industry through its fleet of 34 shuttle tankers (including two charter-in vessels), five floating production, storage and offloading (FPSO) units, six floating storage and offtake (FSO) units (excluding one FSO unit under conversion), four long-haul towing and anchor handling vessel newbuildings, three floating accommodation unit newbuildings, one HiLoad Dynamic Positioning (DP) unit and four conventional oil tankers. Teekay Offshore’s interests in these vessels range from 50 to 100 percent. Teekay Offshore also has the right to participate in certain other FPSO and vessel opportunities pursuant to the omnibus agreement with Teekay. Teekay Parent currently owns a 29.2 percent interest in Teekay Offshore (including the 2 percent sole general partner interest).

For the second quarter of 2014, Teekay Offshore’s quarterly distribution was $0.5384 per common unit. The cash distribution to be received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $17.7 million for the second quarter of 2014, as detailed in Appendix D to this release.

Cash flow from vessel operations from Teekay Offshore increased to $109.9 million in the second quarter of 2014, from $91.5 million in the same period of the prior year. The increase was primarily due to the acquisition of the Voyageur Spirit FPSO and a 50 percent interest in the Cidade de Itajai FPSO in the second quarter of 2013 and the commencement of the time-charters with BG Group for four newbuilding shuttle tankers in June, August, November 2013 and January 2014. These increases were partially offset by the lay-up and sale of older shuttle and conventional tankers during 2013 and 2014 as their related charter contracts expired or terminated.

In August 2014, Teekay Offshore acquired Logitel Offshore Holdings Ltd. (Logitel), a Norway-based company focused on the high-end floating accommodation market. Logitel is currently constructing two newbuilding floating accommodation units (FAUs), based on the Sevan Marine ASA cylindrical hull design, at the COSCO (Nantong) Shipyard (COSCO) in China. Also in August 2014, Teekay Offshore exercised one of its existing six options with COSCO to construct a third FAU. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petroleo Brasileiro SA (Petrobras) in Brazil for the first FAU, which is scheduled to deliver in the first quarter of 2015. Teekay Offshore expects to secure charter contracts for the remaining two newbuilding FAUs prior to their respective scheduled deliveries in the fourth quarter of 2015 and the third quarter of 2016. The construction agreements with COSCO for the three newbuilding FAUs have a favorable payment schedule, with the majority of the purchase price due upon delivery.

Teekay LNG Partners L.P.

Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services, generally under long-term, fixed-rate charter contracts, through its current fleet of 44 LNG carriers (including one LNG regasification unit and 15 newbuildings under construction), 26 LPG/Multigas carriers (including 10 newbuildings under construction) and nine conventional tankers. Teekay LNG’s interests in these vessels range from 20 to 100 percent. In addition, Teekay LNG, through its 50/50 LPG joint venture with Exmar NV (Exmar LPG BVBA), charters-in four LPG carriers. Teekay Parent currently owns a 34.0 percent interest in Teekay LNG (including the 2 percent sole general partner interest).

For the second quarter of 2014, Teekay LNG’s quarterly distribution was $0.6918 per common unit. The cash distribution to be received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totaled $25.3 million for the second quarter of 2014, as detailed in Appendix D to this release.

Teekay LNG’s total cash flow from vessel operations, including cash flows from equity-accounted vessels, increased to $122.5 million in the second quarter of 2014, from $112.6 million in the same period of the prior year. The increase was primarily due to the acquisitions of, and contributions by, the two Awilco LNG carriers in late-2013 and higher revenues from Exmar LPG BVBA as a result of newbuilding deliveries and higher spot rates, which was partially offset by the sale of two conventional tankers in December 2013 and February 2014 and two older LPG carriers in Exmar LPG BVBA during the first half of 2014.

In early-July 2014, Teekay LNG, through a new 50/50 joint venture with China LNG Shipping (Holdings) Limited (China LNG), finalized agreements to provide six internationally-flagged icebreaker LNG carriers for the Yamal LNG project located on the Yamal Peninsula in Northern Russia. The Yamal LNG project is a joint venture between Novatek, Total and China National Petroleum Corporation and will consist of three LNG trains with a total capacity of 16.5 million metric tonnes per annum. Following the scheduled start-up in early 2018, LNG from the Yamal project is expected to be transported

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from Northern Russia to Europe and Asia. Teekay LNG understands that nearly all of the expected LNG production output of the project has already been agreed to be purchased by affiliates of the Yamal LNG project sponsors and other third parties. Under the agreements, the joint venture will provide six 172,000 cubic meter (cbm) ARC7 LNG carrier newbuildings which will be constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd. of South Korea for a total fully built-up cost of approximately $2.1 billion. The vessels, which will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse direction, are scheduled to deliver between the first quarter of 2018 and the first quarter of 2020 and will each operate under time-charter contracts until December 31, 2045, plus extension options, following their respective deliveries.

In late-June 2014, Teekay LNG acquired from BG Group (BG) ownership interests in four 174,000 cbm Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for a total fully built-up cost of approximately $1.0 billion. The vessels, which are scheduled to deliver between September 2017 and January 2019, will each operate under 20-year time-charter contracts, plus extension options, with BG. Teekay LNG is responsible for the construction supervision services for the newbuildings and Teekay will provide the technical management of the vessels upon their respective deliveries. Through this transaction, Teekay LNG acquired a 30 percent ownership in the first two LNG carrier newbuildings with the balance of ownership by CETS (an affiliate of China National Offshore Oil Corporation (CNOOC)) and China LNG, and a 20 percent ownership interest in the second two LNG carrier newbuildings with the balance of ownership held by CETS, China LNG and BW Group.

Teekay Tankers Ltd.

Teekay Tankers currently owns a fleet of 28 vessels, including 11 Aframax tankers, 10 Suezmax tankers, three Long Range 2 (LR2) product tankers, three Medium-Range (MR) product tankers and a 50 percent interest in a Very Large Crude Carrier (VLCC). In addition, Teekay Tankers has contracted to charter-in four Aframax and four LR2 product tankers. Of the 36 vessels, 12 are employed on fixed-rate time-charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in spot tanker pools. In January 2014, Teekay Tankers co-created with Teekay and invested $25 million in Tanker Investments Ltd. (TIL), a new company established to acquire conventional tanker assets at current cyclical-low prices. Based on its current ownership of Teekay Tankers Class A common stock and its ownership of 100 percent of the outstanding Class B stock, Teekay Parent currently owns a 28.7 percent economic interest in and has voting control of Teekay Tankers.

For the second quarter of 2014, Teekay Tankers declared a second quarter 2014 dividend of $0.03 per share. Based on its ownership of Teekay Tankers Class A and Class B shares, the dividend paid to Teekay Parent totaled $0.6 million for the second quarter of 2014.

Cash flow from vessel operations from Teekay Tankers increased to $14.2 million in the second quarter of 2014, from $10.7 million in the same period of the prior year. The increase is primarily due to the stronger average spot tanker rates in the second quarter of 2014 compared to the same period in the prior year, partially offset by a decrease in recognized interest income as a result of the monetization of Teekay Tankers’ investment in term loans in late-March 2014.

On August 1, 2014, Teekay Tankers’ completed the acquisition of a 50 percent ownership interest in Teekay’s commercial and technical management operations (Teekay Operations) for approximately $15.6 million, paid in shares of Teekay Tankers. Teekay Operations includes direct ownership in three commercially managed tanker pools, which currently generate income from commercially managing a fleet of 89 vessels, and direct ownership in Teekay Marine Limited, which currently generates income from technically managing a fleet of 53 vessels, including vessels owned by Teekay Tankers.

During the second quarter of 2014, Teekay Tankers secured time charter-in contracts for two Aframax vessels and four LR2 product tanker vessels, which increased Teekay Tankers’ total time charter-in fleet to eight vessels. The new time charter-in contracts have an average daily rate of $15,600 for the Aframax vessels and $15,975 for the LR2 product tanker vessels.

In early-May 2014, Teekay Tankers sold two VLCC vessels to TIL for an aggregate purchase price of approximately $154.0 million. As a result, Teekay Tankers recognized a $10.0 million gain on the sale during the second quarter of 2014.

Teekay Parent

In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns five FPSO units and one VLCC vessel. As at August 1, 2014, Teekay Parent also had six charter-in conventional tankers (including four Aframax tankers owned by Teekay Offshore), two charter-in LNG carriers owned by Teekay LNG, and two charter-in FSOs and two shuttle tankers owned by Teekay Offshore.

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For the second quarter of 2014, Teekay Parent generated negative cash flow from vessel operations of $22.3 million, compared to negative cash flow from vessel operations of $31.2 million in the same period of the prior year. The reduction in negative cash flow is primarily due to the re-delivery of several in-chartered tankers over the past year, higher spot tanker rates and fees earned from managing TIL vessel transactions in the second quarter of 2014, partially offset by the completion of the Petrojarl I FPSO time-charter in April 2013 and the sale of four conventional tankers to TIL in the first quarter of 2014.

In late-June 2014, Teekay Parent took delivery of the Petrojarl Knarr FPSO newbuilding in South Korea and the unit is currently in transit to the North Sea. Following installation and offshore testing on the Knarr field, the unit is expected to commence its ten-year charter contract with BG late in the fourth quarter of 2014.

Teekay Parent has recently signed a letter of intent with CarVal Investors (CarVal), the private investment arm of global commodities conglomerate Cargill, to participate in the development of a dry bulk shipping company. CarVal currently owns a fleet of sixteen modern dry bulk vessels (including six newbuildings on order) and plans to opportunistically acquire additional modern dry bulk vessels. As part of the proposed transaction, Teekay Parent will provide operational and corporate services to CarVal and plans to invest up to $25 million in the new entity. Each of the vessels is, or will be upon delivery, chartered to Cargill Ocean Transportation, one of the world’s largest charterers of dry bulk vessels, and will receive a guaranteed minimum floor rate for a period of one year from delivery. Teekay Parent expects the proposed transaction to be finalized by the end of 2014.

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Fleet List

The following table summarizes Teekay’s consolidated fleet of 185 vessels as at August 1, 2014, including chartered-in vessels and vessels under construction but excluding vessels managed for third parties:

	Number of Vessels(1)
	Owned	Chartered-in	Newbuildings /
	Vessels	Vessels	Conversions	Total
Teekay Parent Fleet (2)(3)
Aframax Tankers (4)	—	2	—	2
VLCC Tanker (5)	1	—	—	1
MR Product Tanker	—	1	—	1
FPSO Units	4	—	1	5

Total Teekay Parent Fleet	5	3	1	9

Teekay Offshore Fleet	48	2	7	57
Teekay LNG Fleet	54	4	25	83
Teekay Tankers Fleet	28	8	—	36

Total Teekay Consolidated Fleet	135	17	33	185

(1)	Ownership interests in these vessels range from 20 percent to 100 percent.
(2)	Excludes two LNG carriers chartered-in from Teekay LNG.
(3)	Excludes two shuttle tankers and two FSO units chartered-in from Teekay Offshore.
(4)	Excludes four Aframax tankers chartered-in from Teekay Offshore.
(5)	In late-March 2014, Teekay Parent exercised its rights under the security documents to realize amounts it was owed under its investment in a term loan and assumed full ownership of the 2011-built VLCC vessel, which previously secured the investment in the term loan. The vessel is a potential FPSO conversion candidate.

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Liquidity

As at June 30, 2014, the Company had consolidated liquidity of $1.6 billion (consisting of $748.9 million of cash and cash equivalents and $877.9 million of undrawn revolving credit facilities), of which $488.9 million of liquidity (consisting of $353.9 million cash and cash equivalents and $135.0 million of undrawn revolving credit facilities) is attributable to Teekay Parent. Giving pro forma effect to the approximately $141 million of net proceeds from Teekay LNG’s equity issuance completed in mid-July 2014, Teekay had total consolidated liquidity of approximately $1.8 billion as at June 30, 2014.

Conference Call

The Company plans to host a conference call on Thursday, August 7, 2014 at 11:00 a.m. (ET) to discuss its results for the second quarter of 2014. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 524-8860 or (416) 204-9702, if outside North America, and quoting conference ID code 7733617.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, August 14, 2014. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7733617.

About Teekay

Teekay Corporation is an operational leader and project developer in the marine midstream space. Through its general partnership interests in two master limited partnerships, Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO), its controlling ownership of Teekay Tankers Ltd. (NYSE:TNK), and its fleet of directly-owned vessels, Teekay is responsible for managing and operating consolidated assets of over $12 billion, comprised of approximately 185 liquefied gas, offshore, and conventional tanker assets. With offices in 15 countries and approximately 6,700 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekay.com

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES (1)(2)	452,254	506,494	430,707	958,748	881,744

OPERATING EXPENSES
Voyage expenses (2)	33,439	35,012	26,154	68,451	52,469
Vessel operating expenses (1)(2)	201,714	201,186	195,978	402,900	383,442
Time-charter hire expense	9,714	16,292	26,544	26,006	53,996
Depreciation and amortization	103,373	103,458	109,769	206,831	212,263
General and administrative (2)	36,945	37,878	35,395	74,823	74,666
Loan loss (recoveries) provisions (3)	(2,521)	—	7,042	(2,521)	10,207
(Gain) loss on sale of vessels and equipment	(9,615)	162	(1,341)	(9,453)	(1,309)
Restructuring charges	(244)	639	1,789	395	3,843

	372,805	394,627	401,330	767,432	789,577

Income from vessel operations	79,449	111,867	29,377	191,316	92,167

OTHER ITEMS
Interest expense (2)	(49,656)	(49,333)	(44,687)	(98,989)	(87,197)
Interest income (2)	793	1,783	2,018	2,576	3,036
Realized and unrealized (loss) gain on derivative instruments (2)	(75,331)	(47,248)	56,035	(122,579)	42,246
Equity income (4)	35,271	27,494	47,372	62,765	74,687
Income tax expense	(3,193)	(2,798)	(1,873)	(5,991)	(4,373)
Foreign exchange (loss) gain	(2,046)	(894)	678	(2,940)	2,867
Other (loss) income—net	(734)	8,251	(1,386)	7,517	3,856

Net (loss) income	(15,447)	49,122	87,534	33,675	127,289
Less: Net income attributable to non-controlling interests	(27,540)	(49,610)	(76,167)	(77,150)	(122,058)

Net (loss) income attributable to stockholders of Teekay Corporation	(42,987)	(488)	11,367	(43,475)	5,231

(Loss) earnings per common share of Teekay
- Basic	($0.60)	($0.01)	$0.16	($0.61)	$0.07
- Diluted	($0.60)	($0.01)	$0.16	($0.61)	$0.07

Weighted-average number of common shares outstanding
- Basic	72,036,526	71,328,577	70,393,531	71,687,549	70,142,301
- Diluted	72,036,526	71,328,577	71,314,629	71,687,549	71,142,363

(1)	The costs of business development and engineering studies relating to North Sea FPSO and FSO projects that the Company is pursuing are substantially reimbursable from customers upon completion. As a result, $2.8 million of revenues and $2.6 million of costs were recognized in the six months ended June 30, 2014 upon completion of one FPSO study.
(2)	Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of (loss) income. The realized (losses) gains relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments, as detailed in the table below:

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	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013
Realized (losses) gains relating to:
Interest rate swaps	(30,755)	(29,490)	(30,899)	(60,245)	(61,251)
Termination of interest rate swap agreements	—	1,000	(4,187)	1,000	(4,187)
Foreign currency forward contracts	110	(1,285)	(1,873)	(1,175)	(1,452)

	(30,645)	(29,775)	(36,959)	(60,420)	(66,890)

Unrealized (losses) gains relating to:
Interest rate swaps	(39,096)	(25,398)	96,911	(64,494)	116,115
Foreign currency forward contracts	(1,926)	3,051	(3,917)	1,125	(6,979)
Stock purchase warrants	(3,664)	4,874	—	1,210	—

	(44,686)	(17,473)	92,994	(62,159)	109,136

Total realized and unrealized (losses) gains on non-designated derivative instruments	(75,331)	(47,248)	56,035	(122,579)	42,246

(3)	The Company recovered $2.5 million during the three and six months ended June 30, 2014, related to a receivable for an FPSO front-end engineering and design study (FEED) completed in 2013, which was previously provided for. The Company also recognized $7.0 million and $10.2 million of allowances, respectively, for the three and six months ended June 30, 2013, in relation to its investments in three term loans.
(4)	The Company’s proportionate share of items within equity income as identified in Appendix A of this release, is as detailed in the table below. By excluding these items from equity income, the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013
Equity income	35,271	27,494	47,372	62,765	74,687
Proportionate share of unrealized losses (gains) on derivative instruments	1,990	909	(17,176)	2,899	(22,549)
Dilution gain on share issuance by TIL	—	(4,108)	—	(4,108)	—
Other(i)	(9,772)	966	—	(8,806)	—

Equity income adjusted for items in Appendix A	27,489	25,261	30,196	52,750	52,138

(i)	Includes (gain) loss on sale of vessels in Exmar LPG BVBA joint venture.

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at December 31
	2014	2014	2013
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	748,900	583,992	614,660
Other current assets	643,471	605,414	622,771
Restricted cash – current	3,935	4,236	4,748
Restricted cash – long-term	499,108	498,898	497,984
Assets held for sale(1)	—	144,000	176,247
Vessels and equipment	6,424,695	6,537,789	6,554,820
Advances on newbuilding contracts and conversion costs	1,403,850	1,060,919	796,324
Derivative assets	131,983	128,692	92,837
Investment in equity accounted investees	807,700	767,377	690,309
Investment in term loans	—	—	211,579
Investment in direct financing leases	774,026	722,034	727,262
Other assets	348,314	310,011	291,723
Intangible assets	101,157	104,453	107,898
Goodwill	168,572	168,572	166,539

Total Assets	12,055,711	11,636,387	11,555,701

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	571,979	698,308	565,239
Liabilities associated with assets held for sale(1)	—	—	168,007
Current portion of long-term debt	721,317	1,027,626	1,028,093
Long-term debt	6,576,224	5,775,799	5,679,706
Derivative liabilities	549,515	476,735	443,569
In-process revenue contracts	159,816	169,852	179,852
Other long-term liabilities	367,698	292,273	271,621
Redeemable non-controlling interest	15,149	15,911	16,564
Equity:
Non-controlling interests	2,009,585	2,034,379	2,071,262
Stockholders of Teekay	1,084,428	1,145,504	1,131,788

Total Liabilities and Equity	12,055,711	11,636,387	11,555,701

(1)	In connection with the 2014 sale of four conventional tanker owning companies to TIL, the vessels and equipment, long-term debt and working capital related to the four vessel-owning companies were classified as “Assets held for sale” and “Liabilities associated with assets held for sale” as at December 31, 2013.

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended
	June 30
	2014	2013
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	201,529	66,824

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,872,259	1,163,917
Scheduled repayments of long-term debt	(616,912)	(234,187)
Prepayments of long-term debt	(669,413)	(703,816)
(Increase) decrease in restricted cash	(385)	465
Net proceeds from public offerings of Teekay LNG	—	4,819
Net proceeds from public offerings of Teekay Offshore	7,475	207,582
Equity contribution by joint venture partner	22,017	1,684
Issuance of common stock upon exercise of stock options	44,372	16,582
Distribution from subsidiaries to non-controlling interests	(155,567)	(125,728)
Cash dividends paid	(45,188)	(45,282)

Net financing cash flow	458,658	286,036

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(602,257)	(320,018)
Proceeds from sale of vessels and equipment	165,055	39,551
Investment in term loans	4,814	—
Repayments by (advances to) joint ventures and joint venture partners	6,175	(41,452)
Investment in equity accounted investments	(50,648)	(136,413)
Investment in direct financing lease assets	(54,800)	—
Direct financing lease payments received and other	5,714	6,187

Net investing cash flow	(525,947)	(452,145)

Increase (decrease) in cash and cash equivalents	134,240	(99,285)
Cash and cash equivalents, beginning of the period	614,660	639,491

Cash and cash equivalents, end of the period	748,900	540,206

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net loss attributable to stockholders of Teekay, a non-GAAP financial measure, to net (loss) income attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net loss attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Six Months Ended
	June 30, 2014		June 30, 2014
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net (loss) income – GAAP basis	(15,447)		33,675
Adjust for: Net income attributable to non-controlling interests	(27,540)		(77,150)

Net loss attributable to stockholders of Teekay	(42,987)	(0.60)	(43,475)	(0.61)
Add (subtract) specific items affecting net income:
Unrealized losses from derivative instruments (2)	46,676	0.65	65,058	0.90
Foreign exchange loss (3)	1,903	0.03	2,652	0.04
Restructuring charges (4)	(244)	—	395	0.01
Net gain on sale of vessels and loan loss recoveries (5)	(12,136)	(0.17)	(11,974)	(0.17)
Realized gain on termination of interest rate swap	—	—	(1,000)	(0.01)
Dilution gain on share issuance by TIL (6)	—	—	(4,108)	(0.06)
Other (7)	(3,566)	(0.05)	(5,153)	(0.07)
Non-controlling interests’ share of items above (8)	(11,190)	(0.16)	(20,463)	(0.28)

Total adjustments	21,443	0.30	25,407	0.36

Adjusted net loss attributable to stockholders of Teekay	(21,544)	(0.30)	(18,068)	(0.25)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains and losses on cross currency swaps used to hedge the principal and interest on the Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Restructuring charges primarily relate to the reorganization of the Company’s marine operations.
(5)	Relates to the net gain on sale of six vessels to TIL and the recovery of FPSO FEED study costs previously provided for.
(6)	Relates to the unrealized gain on the TIL stock purchase warrants issued to the Company and Teekay Tankers in connection with TIL’s formation and initial funding.
(7)	Other primarily relates to pre-operational costs for the Petrojarl Knarr FPSO and the Company’s share of the (gain) loss on sale of vessels in Exmar LPG BVBA joint venture.
(8)	Items affecting net (loss) income include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net (loss) income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net loss attributable to stockholders of Teekay, a non-GAAP financial measure, to net income attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net loss attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Six Months Ended
	June 30, 2013		June 30, 2013
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net income – GAAP basis	87,534		127,289
Adjust for: Net income attributable to non-controlling interests	(76,167)		(122,058)

Net income attributable to stockholders of Teekay	11,367	0.16	5,231	0.07
Add (subtract) specific items affecting net loss:
Unrealized gains from derivative instruments (2)	(106,244)	(1.49)	(127,065)	(1.79)
Foreign exchange gain (3)	(447)	(0.01)	(114)	—
Asset impairments, net of loss (gain) on sale of vessels and equipment (4)	5,701	0.07	8,898	0.13
Restructuring charges(5)	1,789	0.03	3,843	0.05
Other—net(6)	4,899	0.07	7,302	0.10
Non-controlling interests’ share of items above(7)	49,611	0.70	56,898	0.80

Total adjustments	(44,691)	(0.63)	(50,238)	(0.71)

Adjusted net loss attributable to stockholders of Teekay	(33,324)	(0.47)	(45,007)	(0.63)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains and losses on cross currency swaps used to hedge the principal and interest on the Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Relates to allowances provided against investments in term loans, gain on sale of equipment, and loss on sale of a conventional tanker.
(5)	Restructuring charges relate to the reorganization of the Company’s marine operations.
(6)	Other primarily relates to recognition of unrealized loss on sale of marketable securities, pension fund closure, and realized loss on foreign exchange forward contracts relating to certain capital acquisition expenditures.
(7)	Items affecting net income (loss) include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income (loss) are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY BALANCE SHEET AS AT JUNE 30, 2014

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
ASSETS
Cash and cash equivalents	251,561	121,658	21,764	353,917	—	748,900
Other current assets	191,286	26,287	28,280	397,618	—	643,471
Restricted cash	—	498,400	—	4,643	—	503,043
Vessels and equipment	2,931,060	1,761,411	841,013	891,211	—	6,424,695
Advances on newbuilding contracts and conversion costs	114,087	117,778	—	1,171,985	—	1,403,850
Derivative assets	6,455	118,755	4,026	2,747	—	131,983
Investment in equity accounted investees	58,338	649,703	35,975	73,384	(9,700)	807,700
Investment in direct financing leases	79,446	694,581	—	(1)	—	774,026
Other assets	53,829	133,862	13,244	147,379	—	348,314
Advances to affiliates	55,843	21,036	33,197	(110,076)	—	—
Equity investment in subsidiaries	—	—	—	433,915	(433,915)	—
Intangibles and goodwill	137,568	127,755	—	4,406	—	269,729

TOTAL ASSETS	3,879,473	4,271,226	977,499	3,371,128	(443,615)	12,055,711

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	162,001	68,234	18,359	323,385	—	571,979
Advances from affiliates	75,577	46,271	8,707	(130,555)	—	—
Current portion of long-term debt	339,087	227,312	51,959	102,959	—	721,317
Long-term debt	2,204,394	2,142,317	557,439	1,672,074	—	6,576,224
Derivative liabilities	217,817	256,493	22,900	52,305	—	549,515
In process revenue contracts	94,974	4,217	—	60,625	—	159,816
Other long-term liabilities	27,441	130,946	5,444	203,867	—	367,698
Redeemable non-controlling interest	15,149	—	—	—	—	15,149
Equity:
Non-controlling interests (1)	55,344	40,448	—	2,040	1,911,753	2,009,585
Equity attributable to stockholders/unitholders of publicly-listed entities	687,689	1,354,988	312,691	1,084,428	(2,355,368)	1,084,428

TOTAL LIABILITIES AND EQUITY	3,879,473	4,271,226	977,499	3,371,128	(443,615)	12,055,711

NET DEBT (2)	2,291,920	1,749,571	587,634	1,416,473	—	6,045,598

(1)	Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the respective joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.
(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF (LOSS) INCOME FOR THE THREE MONTHS ENDED JUNE 30, 2014

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
Revenues	241,402	101,323	44,433	94,716	(29,620)	452,254

Voyage expenses	26,256	1,167	3,612	3,919	(1,515)	33,439
Vessel operating expenses	88,184	24,320	23,585	65,625	—	201,714
Time-charter hire expense	4,975	—	1,112	32,654	(29,027)	9,714
Depreciation and amortization	48,474	23,530	12,425	18,944	—	103,373
General and administrative	18,054	6,254	3,163	8,552	922	36,945
Loan loss recoveries	—	—	—	(2,521)	—	(2,521)
(Gain) loss on sale of vessels and equipment	—	—	(9,955)	340	—	(9,615)
Restructuring charges	(821)	—	—	577	—	(244)

Total operating expenses	185,122	55,271	33,942	128,090	(29,620)	372,805

Income (loss) from vessel operations	56,280	46,052	10,491	(33,374)	—	79,449

Interest expense	(21,568)	(15,068)	(2,274)	(10,746)	—	(49,656)
Interest income	190	572	60	(29)	—	793
Realized and unrealized losses on derivative instruments	(38,144)	(16,335)	(3,614)	(17,238)	—	(75,331)
Income tax expense	(182)	(375)	(39)	(2,597)	—	(3,193)
Equity income (loss)	2,388	32,924	15	(56)	—	35,271
Equity in earnings of subsidiaries (1)	—	—	—	21,306	(21,306)	—
Foreign exchange (loss) gain	(2,836)	(66)	(37)	893	—	(2,046)
Other – net	72	208	(13)	(1,001)	—	(734)

Net (loss) income	(3,800)	47,912	4,589	(42,842)	(21,306)	(15,447)
Less: Net income attributable to non-controlling interests (2)	(1,654)	(4,263)	—	(145)	(21,478)	(27,540)

Net (loss) income attributable to stockholders/unitholders of publicly-listed entities	(5,454)	43,649	4,589	(42,987)	(42,784)	(42,987)

CFVO—Consolidated (3)(4)	102,774	71,650	12,961	(23,277)	—	164,108
CFVO—Equity Investments (5)	7,135	50,894	1,278	1,011	—	60,318
CFVO—Total	109,909	122,544	14,239	(22,266)	—	224,426

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(2)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of their respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.
(3)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(4)	In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended June 30, 2014, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $43.7 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(5)	CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2014

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
Revenues	500,636	202,813	106,192	207,221	(58,114)	958,748

Voyage expenses	59,710	2,500	5,051	4,675	(3,485)	68,451
Vessel operating expenses	176,314	48,576	46,379	131,631	—	402,900
Time-charter hire expense	16,387	—	2,164	63,930	(56,475)	26,006
Depreciation and amortization	96,962	47,640	24,927	37,302	—	206,831
General and administrative	32,903	12,662	6,355	21,057	1,846	74,823
Asset impairments and provisions	—	—	—	(2,521)	—	(2,521)
(Gain) loss on sale of vessels and equipment	—	—	(9,955)	502	—	(9,453)
Restructuring charges	(262)	—	—	657	—	395

Total operating expenses	382,014	111,378	74,921	257,233	(58,114)	767,432

Income (loss) from vessel operations	118,622	91,435	31,271	(50,012)	—	191,316

Interest expense	(40,488)	(29,899)	(4,621)	(23,981)	—	(98,989)
Interest income	367	1,220	198	791	—	2,576
Realized and unrealized losses on derivative instruments	(74,776)	(23,856)	(1,970)	(21,977)	—	(122,579)
Income tax expense	(1,445)	(770)	(94)	(3,682)	—	(5,991)
Equity income	6,091	53,297	2,609	768	—	62,765
Equity in earnings of subsidiaries (1)	—	—	—	50,288	(50,288)	—
Foreign exchange (loss) gain	(3,611)	(845)	(15)	1,531	—	(2,940)
Other – net	462	426	3,643	2,986	—	7,517

Net income (loss)	5,222	91,008	31,021	(43,288)	(50,288)	33,675
Less: Net income attributable to non-controlling interests (2)	(3,333)	(9,113)	—	(187)	(64,517)	(77,150)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	1,889	81,895	31,021	(43,475)	(114,805)	(43,475)

CFVO—Consolidated (3)(4)	210,923	143,084	46,243	(28,763)	—	371,487
CFVO—Equity Investments (5)	15,082	99,034	2,701	1,152	—	117,969
CFVO—Total	226,005	242,118	48,944	(27,611)	—	489,456

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(2)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of their respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.
(3)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains or losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.
(4)	In addition to Teekay Parent’s CFVO, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the six months ended June 30, 2014, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $87.0 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(5)	CFVO – Equity investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP measure.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE THREE MONTHS ENDED JUNE 30, 2014

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to (loss) income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned	In-Chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other (1)	Total
Revenues	5,222	17,041	47,170	25,283	94,716
Voyage expenses	3,200	686	—	33	3,919
Vessel operating expenses	989	5,643	51,832	7,161	65,625
Time-charter hire expense	—	14,710	6,006	11,938	32,654
Depreciation and amortization	710	—	17,746	488	18,944
General and administrative	144	820	5,826	1,762	8,552
Loan loss recoveries(2)	—	—	(2,521)	—	(2,521)
Loss on sale of vessels and equipment (2)	340	—	—	—	340
Restructuring charges	—	—	—	577	577

Total operating expenses	5,383	21,859	78,889	21,959	128,090

(Loss) income from vessel operations	(161)	(4,818)	(31,719)	3,324	(33,374)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations

(Loss) income from vessel operations	(161)	(4,818)	(31,719)	3,324	(33,374)
Depreciation and amortization	710	—	17,746	488	18,944
Loan loss recoveries(2)	—	—	(2,521)	—	(2,521)
Loss on sale of vessels and equipment (2)	340	—	—	—	340
Amortization of in-process revenue contracts and other	—	—	(6,580)	—	(6,580)
Realized losses from the settlements of non-designated derivative instruments	(34)	—	(52)	—	(86)

CFVO—Consolidated(3)(4)	855	(4,818)	(23,126)	3,812	(23,277)
CFVO—Equity(5)	859	—	211	(59)	1,011

CFVO—Total	1,714	(4,818)	(22,915)	3,753	(22,266)

(1)	Includes results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore, fees earned from managing TIL vessel transactions of $4.0 million included in revenues, and a one-time $1.6 million success fee payment received from Teekay Offshore upon the acquisition of ALP Maritime Services B.V. in March 2014 included in general and administrative expenses.
(2)	Teekay Parent recognized a loss on sale of four conventional tankers to TIL and a recovery of a receivable for an FPSO front-end engineering and design study which had previously been provided for.
(3)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents Teekay Parent’s CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(4)	In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended June 30, 2014, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $43.7 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(5)	CFVO – Equity Investments represents Teekay Parent’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income (loss) from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned	In-Chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other (1)	Total
Revenues	13,187	33,847	106,553	53,634	207,221
Voyage expenses	3,673	958	—	44	4,675
Vessel operating expenses	3,342	11,049	104,923	12,317	131,631
Time-charter hire expense	—	27,922	13,372	22,636	63,930
Depreciation and amortization	790	—	36,081	431	37,302
General and administrative	531	1,555	11,551	7,420	21,057
Loan loss recoveries(2)	—	—	(2,521)	—	(2,521)
Loss on sale of vessels and equipment(2)	502	—	—	—	502
Restructuring charges	—	—	—	657	657

Total operating expenses	8,838	41,484	163,406	43,505	257,233

Income (loss) from vessel operations	4,349	(7,637)	(56,853)	10,129	(50,012)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	4,349	(7,637)	(56,853)	10,129	(50,012)
Depreciation and amortization	790	—	36,081	431	37,302
Loan loss recoveries(2)	—	—	(2,521)	—	(2,521)
Loss on sale of vessels and equipment(2)	502	—	—	—	502
Amortization of in-process revenue contracts and other	—	—	(13,160)	—	(13,160)
Realized losses from the settlements of non-designated derivative instruments	(296)	—	(578)	—	(874)

CFVO—Consolidated(3)(4)	5,345	(7,637)	(37,031)	10,560	(28,763)
CFVO—Equity(5)	1,705	—	(640)	87	1,152

CFVO—Total	7,050	(7,637)	(37,671)	10,647	(27,611)

(1)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore, interest income received from an investment in term loan, fees earned from managing TIL vessel transactions of $4.0 million included in revenues, and a one-time $1.6 million success fee payment received from Teekay Offshore upon the acquisition of ALP Maritime Services B.V. in March 2014 included in general and administrative expenses.
(2)	Teekay Parent recognized a loss relating to the sale of four conventional tankers to TIL and a recovery of a receivable for an FPSO front-end engineering and design study which had previously been provided for.
(3)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents Teekay Parent’s CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(4)	In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the six months ended June 30, 2014, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $87.0 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(5)	CFVO – Equity Investments represents Teekay Parent’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX D – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT FREE CASH FLOW

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended June 30, 2014, March 31, 2014, December 31, 2013, September 30, 2013, and June 30, 2013. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), net of interest expense and drydock expenditures in the respective period. For a reconciliation of Teekay Parent cash flow from vessel operations for the three months ended June 30, 2014 to the most directly comparable financial measure under GAAP, please refer to Appendix C to this release. For a reconciliation of Teekay Parent cash flow from vessel operations to the most directly comparable GAAP financial measure for the three months ended March 31, 2014, December 31, 2013, September 30, 2013, and June 30, 2013, please see Appendix E to this release. Teekay Parent free cash flow, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
Teekay Parent cash flow from vessel operations (1)
Owned Conventional Tankers	855	4,490	232	883	(380)
In-Chartered Conventional Tankers (2)	(4,818)	(2,819)	(9,292)	(8,672)	(18,436)
FPSOs	(23,126)	(13,906)	(4,932)	(24,214)	(13,407)
Other	3,812	6,750	(2,959)	(2,528)	(3,337)

Total	(23,277)	(5,486)	(16,951)	(34,531)	(35,560)
Daughter company distributions to Teekay Parent (3)
Common shares/units (4)
Teekay LNG Partners	17,439	17,439	17,439	17,016	17,016
Teekay Offshore Partners	12,819	12,819	12,819	12,507	12,507
Teekay Tankers (5)	629	629	629	629	629

Total	30,887	30,887	30,887	30,152	30,152
General partner interest
Teekay LNG Partners	7,883	7,568	7,566	6,320	5,946
Teekay Offshore Partners	4,880	4,868	4,867	3,671	3,671

Total	12,763	12,436	12,433	9,991	9,617
Total Teekay Parent cash flow before interest and dry dock expenditures	20,373	37,837	26,369	5,612	4,209
Less:
Net interest expense (6)	(15,015)	(16,151)	(12,039)	(16,576)	(17,017)
Dry dock expenditures	(378)	(549)	(2,056)	(607)	—

TOTAL TEEKAY PARENT FREE CASH FLOW	4,980	21,137	12,274	(11,571)	(12,808)

(1)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write downs, gains or losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. For further details for the three months ended June 30, 2014, including a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, please refer to Appendix C to this release; for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure for the three months ended March 31, 2014, December 31, 2013, September 30, 2013, and June 30, 2013, please refer to Appendix E to this release.

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(2)	Includes charter termination fees of $4.5 million paid to Teekay Offshore during the three months ended June 30, 2013.
(3)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
(4)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly traded subsidiary and period as follows:

	Three Months Ended
	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
Teekay LNG Partners
Distribution per common unit	$0.6918	$0.6918	$0.6918	$0.6750	$0.6750
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$17,439,084	$17,439,084	$17,439,084	$17,015,585	$17,015,585
Teekay Offshore Partners
Distribution per common unit	$0.5384	$0.5384	$0.5384	$0.5253	$0.5253
Common units owned by Teekay Parent	23,809,468	23,809,468	23,809,468	23,809,468	23,809,468

Total distribution	$12,819,018	$12,819,018	$12,819,018	$12,507,114	$12,507,114
Teekay Tankers Ltd.
Dividend per share	$0.03	$0.03	$0.03	$0.03	$0.03
Shares owned by Teekay Parent (5)	20,976,530	20,976,530	20,976,530	20,976,530	20,976,530

Total dividend	$629,296	$629,296	$629,296	$629,296	$629,296

(5)	Includes Class A and Class B shareholdings.
(6)	Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS - CONSOLIDATED

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of consolidated CFVO for the three months ended June 30, 2014 and June 30, 2013. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended June 30, 2014
	(unaudited)
	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Teekay Corporation Consolidated
Income (loss) from vessel operations	56,280	46,052	10,491	(33,374)	79,449
Depreciation and amortization	48,474	23,530	12,425	18,944	103,373
Amortization of in process revenue contracts and other	(3,177)	(2,188)	—	(6,580)	(11,945)
Realized gains (losses) from the settlements of non designated derivative instruments	196	—	—	(86)	110
Loan loss recoveries	—	—	—	(2,521)	(2,521)
(Gain) loss on sale of vessels and equipment	—	—	(9,955)	340	(9,615)
Cash flow from time-charter contracts, net of revenue accounted for as direct finance leases	1,001	4,256	—	—	5,257

Cash flow from vessel operations - Consolidated	102,774	71,650	12,961	(23,277)	164,108

	Three Months Ended June 30, 2013
	(unaudited)
	Teekay Offshore Partners LP (1)	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Teekay Corporation Consolidated
Income (loss) from vessel operations	34,355	40,681	(5,534)	(40,125)	29,377
Depreciation and amortization	50,662	25,156	11,921	22,030	109,769
Amortization of in process revenue contracts and other	(3,122)	(1,998)	(240)	(11,184)	(16,544)
Unrealized losses from the change in fair value of designated derivative instruments	—	—	—	38	38
Realized gains (losses) from the settlements of non designated derivative instruments	218	—	—	(228)	(10)
Asset impairments / net loss (gain) on vessel sales	7,782	—	4,511	(6,592)	5,701
Cash flow from time-charter contracts, net of revenue accounted for as direct finance leases	821	1,634	—	—	2,455
Dropdown predecessor cash flow	(501)	—	—	501	—

Cash flow from vessel operations—Consolidated(2)	90,215	65,473	10,658	(35,560)	130,786

(1)	The results of Teekay Offshore include the results from both continuing and discontinued operations.
(2)	Excludes the cash flow from vessel operations relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS – EQUITY ACCOUNTED VESSELS

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of cash flow from vessel operations for equity accounted vessels for the three months ended June 30, 2014 and June 30, 2013. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended June 30, 2014		Three Months Ended June 30, 2013
	(unaudited)		(unaudited)
	At 100%	Company’s Portion(1)	At 100%	Company’s Portion(2)
Revenues	237,518	104,804	216,205	100,768
Vessel and other operating expenses	109,616	45,244	97,542	46,231
Depreciation and amortization	33,902	15,805	23,838	12,102
Gain on sale of vessels	(19,543)	(9,772)	—	—

Income from vessel operations of equity accounted vessels	113,543	53,527	94,825	42,435

Interest expense	(23,839)	(10,547)	(17,488)	(7,960)
Realized and unrealized gain (loss) on derivative instruments	(20,239)	(7,237)	32,774	11,967
Other income - net	(815)	(472)	1,683	930

Other items	(44,893)	(18,256)	16,969	4,937

Net income / equity income of equity accounted vessels	68,650	35,271	111,794	47,372

Income from vessel operations of equity accounted vessels	113,543	53,527	94,825	42,435
Depreciation and amortization	33,902	15,805	23,838	12,102
Gain on sale of vessels	(19,543)	(9,772)	—	—
Cash flow from time-charter contracts net of revenue accounted for as direct finance lease	7,697	2,792	7,161	2,603
Amortization of in-process revenue contracts and other	(4,002)	(2,034)	(8,386)	(4,297)

Cash flow from vessel operations of equity accounted vessels(3)	131,597	60,318	117,438	52,843

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 13 percent to 52 percent.
(2)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 33 percent to 52 percent.
(3)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP MEASURES

CASH FLOW FROM VESSEL OPERATIONS – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent cash flow from vessel operations for the three months ended March 31, 2014, December 31, 2013, September 30, 2013, and June 30, 2013. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended March 31, 2014
	(unaudited)
	Owned	In-chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other	Total
Teekay Parent income (loss) from vessel operations	4,510	(2,819)	(25,135)	6,807	(16,638)
Depreciation and amortization	80	—	18,335	(57)	18,358
Loss on sale of vessels and equipment	162	—	—	—	162
Amortization of in process revenue contracts and other	—	—	(6,580)	—	(6,580)
Realized losses from the settlements of non-designated foreign derivative instruments	(262)	—	(526)	—	(788)

Cash flow from vessel operations — Teekay Parent	5,337	(2,819)	(13,906)	6,750	(5,486)

	Three Months Ended December 31, 2013
	(unaudited)
	Owned	In-chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other	Total
Teekay Parent (loss) income from vessel operations	(93,160)	(9,292)	(15,452)	6,171	(111,733)
Depreciation and amortization	2,602	—	18,995	(475)	21,140
Asset impairments and provisions (recoveries)	90,813	—	2,634	(8,713)	84,734
Gain on sale of vessel	—	—	—	40	40
Amortization of in process revenue contracts and other	—	—	(10,691)	—	(10,691)
Realized losses from the settlements of non-designated foreign exchange forward contracts	(23)	—	(418)	—	(441)

Cash flow from vessel operations — Teekay Parent	232	(9,292)	(4,932)	(2,959)	(16,951)

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	Three Months Ended September 30, 2013
	(unaudited)
	Owned	In-chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other	Total
Teekay Parent loss from vessel operations	(1,634)	(8,672)	(32,692)	(1,172)	(44,170)
Depreciation and amortization	2,582	—	19,670	(1,433)	20,819
Loss provision	—	—	—	1,141	1,141
Gain on sale of vessel	—	—	—	(161)	(161)
Amortization of in process revenue contracts and other	—	—	(10,708)	—	(10,708)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	19	—	—	—	19
Realized losses from the settlements of non-designated foreign exchange forward contracts	(84)	—	(484)	(903)	(1,471)

Cash flow from vessel operations — Teekay Parent	883	(8,672)	(24,214)	(2,528)	(34,531)

	Three Months Ended June 30, 2013
	(unaudited)
	Owned	In-chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other	Total
Teekay Parent (loss) income from vessel operations	(2,922)	(18,203)	(21,883)	2,883	(40,125)
Depreciation and amortization	2,582	(233)	20,646	(965)	22,030
Asset impairments/net (gain) on vessel sales	—	—	(1,337)	(5,255)	(6,592)
Amortization of in process revenue contracts and other	—	—	(11,184)	—	(11,184)
Unrealized (gains) losses from the change in fair value of designated foreign exchange forward contracts	38	—	—	—	38
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts	(78)	—	(150)	—	(228)
Dropdown predecessor cash flow	—	—	501	—	501

Cash flow from vessel operations — Teekay Parent	(380)	(18,436)	(13,407)	(3,337)	(35,560)

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET REVENUES

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of net revenues for the three and six months ended June 30, 2014 and June 30, 2013. Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net revenues is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

							Six Months Ended
	Three Months Ended June 30, 2014						June 30, 2014
						Teekay	Teekay
	Teekay Offshore	Teekay LNG	Teekay	Teekay	Consolidation	Corporation	Corporation
	Partners LP	Partners LP	Tankers Ltd.	Parent	Adjustments	Consolidated	Consolidated
Revenues	241,402	101,323	44,433	94,716	(29,620)	452,254	958,748
Voyage expense	(26,256)	(1,167)	(3,612)	(3,919)	1,515	(33,439)	(68,451)

Net revenues	215,146	100,156	40,821	90,797	(28,105)	418,815	890,297

							Six Months Ended
	Three Months Ended June 30, 2013						June 30, 2013
						Teekay	Teekay
	Teekay Offshore	Teekay LNG	Teekay	Teekay	Consolidation	Corporation	Corporation
	Partners LP (1)	Partners LP	Tankers Ltd.	Parent	Adjustments	Consolidated	Consolidated
Revenues	229,862	96,619	43,492	97,604	(36,870)	430,707	881,744
Voyage expense	(23,233)	(1,224)	(2,449)	(510)	1,262	(26,154)	(52,469)

Net revenues	206,629	95,395	41,043	97,094	(35,608)	404,553	829,275

(1)	The results of Teekay Offshore include the results from both continuing and discontinued operations.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET INTEREST EXPENSE – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent net interest expense for the three months ended June 30, 2014, March 31, 2014, December 31, 2013, September 30, 2013, and June 30, 2013. Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Net interest expense is not required by GAAP and should not be considered as an alternative to interest expense or any other indicator of the Company’s performance required by GAAP.

	Three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2014	2014	2013	2013	2013
Interest expense	(49,656)	(49,333)	(48,382)	(45,817)	(44,687)
Interest income	793	1,783	5,129	1,543	2,018

Net interest expense—consolidated	(48,863)	(47,550)	(43,253)	(44,274)	(42,669)
Less:
Non-Teekay Parent net interest expense	(38,088)	(35,135)	(35,130)	(31,604)	(29,540)

Interest expense net of interest income—Teekay Parent	(10,775)	(12,415)	(8,123)	(12,670)	(13,129)
Add:
Teekay Parent realized losses on interest rate swaps (1)	(4,240)	(3,736)	(3,916)	(3,906)	(3,888)

Net interest expense—Teekay Parent	(15,015)	(16,151)	(12,039)	(16,576)	(17,017)

(1)	Realized losses on interest rate swaps for the three months ended March 31, 2014 excludes a realized gain on the termination of a swap agreement. Realized losses on interest rate swaps for the three months ended June 30, 2013 excludes a realized loss on the termination of a swap agreement prior to the acquisition of the Voyageur FPSO unit in May 2013.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: future growth opportunities and market conditions; the timing and certainty of the sale of assets from Teekay Parent to its daughter entities and the impact on the cash flows received by Teekay Parent and on Teekay Parent’s balance sheet as a result of such transactions; expected growth of Teekay Offshore and Teekay LNG and its impact on Teekay Parent; the total cost and timing for the delivery of newbuilding and conversion projects and the commencement of associated time-charter contracts; the timing and certainty of entering into charter contracts for the FAU newbuildings prior to their deliveries; Teekay LNG’s agreement to provide, through a new 50/50 joint venture with China LNG, six icebreaker LNG carriers for the Yamal LNG project; the timing of the start-up of the Yamal LNG project and the expected total LNG production capacity of the project, if completed; and the completion and terms of the proposed agreement between Teekay and CarVal relating to a new dry bulk shipping company. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSO and FPSO units; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; delays in commencement of operations of FPSO and FSO units at designated fields; changes in the Company’s expenses; the Company and its publicly-traded subsidiaries’ future capital expenditure requirements and the inability to secure financing for such requirements; failure by Teekay Offshore to secure charter contracts for FAU newbuildings; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG project; failure of Teekay and CarVal to reach agreement on the formation and management relating to a new dry bulk shipping company; potential delays in the commencement of operations of the Petrojarl Knarr FPSO unit; the inability of the Company to complete vessel sale transactions to its public-traded subsidiaries or to third parties; failure of the respective Board of Directors of the general partners of Teekay Offshore and Teekay LNG to approve future distribution increases; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2013. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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